

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 28, 2008

Mr. Lloyd V. Delano
Chief Accounting Officer
The Meridian Resource Corporation
1401 Enclave Parkway, Suite 300
Houston, TX 77077

> **Re:** **The Meridian Resource Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Response Letter Dated February 20, 2008**
> **File No. 1-10671**

Dear Mr. Delano:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief